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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                Sourcefire, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    83616T108
                                    ---------
                                 (CUSIP Number)

                                  May 13, 2009
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

ITEM 1(A).     NAME OF ISSUER: Sourcefire, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               9770 Patuxent Woods Drive, Columbia, Maryland 21046

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates 10, Limited Partnership ("NEA 10"); NEA Partners 10, Limited Partnership, which is the sole general partner of NEA 10 ("NEA Partners 10");
               M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "Individual General Partners") who are the individual general partners of NEA Partners 10. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA 10, NEA Partners 10, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 800, Chevy Chase, MD 20815.

ITEM 2(C). CITIZENSHIP: NEA 10 and the NEA Partners 10 are limited partnerships organized under the laws of the State of Delaware. Each of the Individual General Partners is a United States citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value ("Common Stock").

ITEM 2(E).     CUSIP NUMBER: 83616T108.

ITEM 4.        OWNERSHIP.

               Not applicable.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Each Reporting Person has ceased to beneficially own five percent or more of the Issuer's outstanding Common Stock.

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2009


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP
    General Partner


    By:            *
        -------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:            *
    -------------------------
    Charles W. Newhall III
    General Partner


         *
--------------------------
Michael James Barrett


         *
--------------------------
Peter J. Barris


         *
--------------------------
C. Richard Kramlich


         *
--------------------------
Charles W. Newhall III


         *
--------------------------
Mark W. Perry


         *
--------------------------
Scott D. Sandell

         *
--------------------------
Eugene A. Trainor III




                                          *By: /s/ Shawn Conway
                                               ---------------------------
                                               Shawn Conway
                                               As attorney-in-fact


This Amendment No. 1 to Schedule 13G was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 14, 2008 in connection with the Schedule 13G filing for Sourcefire, Inc., which Power of Attorney is incorporated herein by reference.

                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Sourcefire, Inc.

     EXECUTED this 19th day of May, 2009.

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP
    General Partner


    By:            *
        -------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:            *
    ----------------------------
    Charles W. Newhall III
    General Partner


         *
--------------------------
Michael James Barrett


         *
--------------------------
Peter J. Barris


         *
--------------------------
C. Richard Kramlich


         *
--------------------------
Charles W. Newhall III


         *
--------------------------
Mark W. Perry

         *
--------------------------
Scott D. Sandell


         *
--------------------------
Eugene A. Trainor III




                                             *By: /s/ Shawn Conway
                                                  --------------------------
                                                  Shawn Conway
                                                  As attorney-in-fact


This Agreement was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 14, 2008 in connection with the Schedule 13G filing for Sourcefire, Inc., which Power of Attorney is incorporated herein by reference.